

Mail Stop 4631

October 7, 2009

Mr. Steven Paulik
Interim Chief Financial Officer
Global Energy Holdings Group, Inc.
3348 Peachtree Road, NE
Suite 250, Tower Place 200
Atlanta, GA 30326

RE: **Form 8-K Item 4.01 filed September 29, 2009**
        Form 8-K/A Item 4.01 filed October 5, 2009
        File #1-32918

Dear Mr. Paulik:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant